UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

March 5, 2008

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts (Address of principal executive offices)	02454-9046 (Zip Code)

(781) 622-1000
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Compensatory Arrangements of Certain Officers

On March 5, 2008, the Compensation Committee of the Board of Directors (the "Compensation Committee") of Thermo Fisher Scientific Inc. (the "Company") took the following actions relating to executive compensation:

Annual Cash Incentive Plans - Approval of Payout of Cash Bonuses for 2007. The Compensation Committee approved the payout of cash bonuses for 2007 performance to the Company's executive officers under the Company's 2003 Annual Incentive Award Plan (the "IRC Section 162(m) Plan"), which was approved by the stockholders of the Company at its 2003 Annual Meeting of Stockholders. The Compensation Committee exercised its discretion to lower the amount of the cash bonuses payable under the IRC Section 162(m) Plan based on its determinations as to the level of achievement of the applicable supplemental performance metrics and goals for 2007 under the Company's annual cash incentive program, which operates in connection with the IRC Section 162(m) Plan. The amount of cash bonuses approved by the Compensation Committee to be paid to the Company's "named executive officers" as of December 31, 2006 (as defined by Item 402(a)(3) of Regulation S-K) is set forth in the table below.

Annual Cash Incentive Plans - Establishment of Criteria for 2008 Bonus. The Compensation Committee established the performance goal under the 2008 Annual Incentive Award Plan for 2008 as earnings before interest, taxes and amortization, excluding the impact of restructurings, discontinued operations, extraordinary items, cost of revenues charges associated with acquisitions or restructurings, other unusual or non-recurring items and the cumulative effects of accounting changes ("Adjusted Operating Income"); and determined the percentage of Adjusted Operating Income that each of the Company's executive officers is entitled to receive as a cash bonus for 2008 under the Plan, subject to the Compensation Committee's right to lower, but not raise, the actual cash bonus to be paid to such executive officer for the year. The Compensation Committee's determination as to whether to lower the actual cash bonus to be paid to executive officers is generally based on the results of its determinations under the Company's annual cash incentive program for that year (which is described in the next paragraph).

The Compensation Committee also established a target cash bonus amount for each of the Company's executive officers as well as supplemental performance metrics and goals for the Company under the Company's annual cash incentive program for 2008. The target amount for each of the Company's executive officers, which is a percentage of base salary (ranging from 60% to 125%), was determined by the Compensation Committee based on the salary level and position of such officer within the Company. The supplemental performance metrics and goals are based on (a) (70%) financial measures for the Company, comprised of growth in (i) revenue (adjusted for the impact of acquisitions and divestitures and for foreign currency changes) (35%) and (ii) earnings (adjusted for restructuring charges and certain other items of income or expense) before interest, taxes and amortization as a percentage of revenue (35%) and (b) (30%) non-financial measures of the Company's executive officers' contributions to the achievement of certain business objectives of the Company. For each of

the financial measures, the Company's actual performance will be measured relative to the Company's internal operating plan for 2008. After giving effect to the weighting of the supplemental performance metrics and individual performance, a range of performance for the financial and non-financial measures, corresponding to a multiplier of 0 to 2, will be applied to the target cash bonus amounts for the Company's officers, including its executive officers.

<u>Base Salary - Approval of Increases</u>. Effective April 1, 2008, the Compensation Committee increased the annual base salary of the Company's executive officers. The annual base salary approved by the Compensation Committee for the Company's named executive officers is set forth in the table below. In addition, in light of the fact that the Company's chief executive officer, Marijn Dekkers, did not receive a salary or target bonus increase in 2007, the Compensation Committee increased Mr. Dekkers' salary as of January 1, 2007 from $1,050,000 to $1,125,000, and his target bonus for 2007 from 110% to 125% of base salary. Mr. Dekkers' 2007 cash bonus in the table below reflects these increases.

<u>Stock Options — Approval of Grant for March 5, 2008</u>. The Compensation Committee granted stock options to Marijn Dekkers under the Company's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006. The stock option grant is evidenced by the Company's standard form of Stock Option Agreement for Mr. Dekkers, a copy of which is on file with the SEC, and the letter agreement dated March 5, 2008 between the Company and Mr. Dekkers (described in more detail below), a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1. The options for Mr. Dekkers (a) vest in equal annual installments over the five-year period commencing on the second anniversary of the date of grant (i.e., the first 25% of the stock option grant would vest on the second anniversary of the date of grant, and 25% would vest on each anniversary thereafter) so long as he is employed by the Company on each such date (subject to certain exceptions), (b) have an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the date of grant, and (c) have a term of 7 years from such date. The stock option grant approved by the Compensation Committee for Mr. Dekkers is set forth in the table below.

Through a letter agreement modifying his employment agreement for purposes of the March 5, 2008 grant, Mr. Dekkers agreed that his March 5, 2008 stock option grant would not automatically accelerate upon a change in control but would vest upon the same terms regardless of whether a change in control existed or not. The letter agreement also provided that for purposes of the March 5, 2008 stock option grant, the definition of "Change in Control" in his executive retention agreement would be amended by substituting "50%" for "40%" and "60%" wherever those phrases occur. The letter agreement is filed with this Current Report on Form 8-K as Exhibit 10.1.

<u>Restricted Stock – Approval of Grants for March 5, 2008</u>. The Compensation Committee granted time-based restricted stock to the Company's executive officers, other than Mr. Dekkers, under the Company's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006. The time-based restricted stock grants are evidenced by the Company's standard form of Restricted Stock Agreement, a copy of which is on file with the SEC. The time-based restricted stock grants for executive officers vest in equal annual installments over the three-year period commencing on the date of grant (i.e., the first 1/3 of a restricted

stock grant would vest on the first anniversary of the date of grant) so long as the executive officer is employed by the Company on each such date (subject to certain exceptions).

The Compensation Committee also granted performance-based restricted stock to the Company's executive officers, other than Mr. Dekkers, under the Company's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006. The performance-based restricted stock grants for the executive officers are evidenced by the form of Performance Restricted Stock Agreement which is filed with this Current Report on Form 8-K as Exhibit 10.2. In connection with the awards of performance-based restricted stock, the Compensation Committee adopted as a performance goal a range of improvement in adjusted earnings per share. The vesting of the performance-based restricted stock awards is as follows: up to thirty-three and one-third percent (33 1/3%) of the maximum restricted shares shall vest on the day the Compensation Committee certifies the Company's adjusted earnings per share improvement for the period 2008 compared to 2007 (such date of certification being referred to as the "First Vesting Date"), and the same number of restricted shares that vested on the First Vesting Date shall vest on both the first anniversary and the second anniversary of the First Vesting Date so long as the executive officer is employed by the Company on each such date (subject to certain exceptions).

The time-based restricted stock grants and both the target and maximum number of achievable performance-based restricted stock grants approved by the Compensation Committee for the Company's named executive officers are set forth in the table below.

Name	2007 Cash Bonus	2008 Salary (Effective April 1, 2008)	2008 Target Bonus (% of Base Salary)	Securities Underlying March 5, 2008 Option Grant	Securities Underlying March 5, 2008 Time-Based Restricted Stock Grant	Securities Underlying March 5, 2008 Performance-Based Restricted Stock Grant	
						Target	Maximum
Marijn E. Dekkers President and Chief Executive Officer	$1,926,563	$1,165,000	125%	1,000,000	--	--	--
Marc N. Casper Executive Vice President	$825,775	$700,000	85%	--	11,100	11,100	17,760
Peter M. Wilver Senior Vice President,	$513,065	$565,000	75%	--	9,200	9,200	14,720

Chief Financial Officer							
Guy Broadbent Senior Vice President	$315,000	$515,000	70%	--	8,700	8,700	13,920
Seth H. Hoogasian Senior Vice President, General Counsel and Secretary	$357,570	$450,000	65%	--	4,400	4,400	7,040

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.   Description

10.1   Letter Agreement dated March 5, 2008 between the Registrant and Marijn Dekkers.

10.2   Form of Thermo Fisher Scientific Inc.'s March 2008 Performance Restricted Stock Agreement for use in connection with the grant of performance restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 10th day of March, 2008.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Seth H. Hoogasian
_____
Seth H. Hoogasian
Senior Vice President, General Counsel and
Secretary

EXHIBIT INDEX

Exhibit 10.1

March 5, 2008

Marijn E. Dekkers
President and CEO
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, MA 02454

Dear Marijn:

This letter confirms our agreement as to the following:

1.   Section 6(d) of your Amended and Restated Employment Agreement and Section 4.1 of your Executive Retention Agreement, are hereby deleted with respect to the equity grant made to you on March 5, 2008.

2.   For purposes of the equity grant made to you on March 5, 2008 only, the definition of "Change in Control" in Section 1.1 of your Executive Retention Agreement shall be amended by substituting "50%" for "40%" and "60%" wherever such phrases are used.

Very truly yours,

/s/ Stephen Kaufman
Stephen Kaufman
Chair
Thermo Fisher Scientific Inc.
Compensation Committee

ACCEPTED AND AGREED:

By: /s/ Marijn E. Dekkers
       Marijn E. Dekkers

Exhibit 10.2

THERMO FISHER SCIENTIFIC INC.

PERFORMANCE RESTRICTED STOCK AGREEMENT

Granted Under
2005 Stock Incentive Plan

1. Award of Restricted Shares.

This agreement sets forth the terms and conditions of an award by Thermo Fisher Scientific Inc., a Delaware corporation (the "Company"), on _____, 2008 (the "Award Date") to _____ (the "Participant") of _____ shares (the "Base Restricted Shares") of common stock, $1.00 par value, of the Company ("Common Stock") pursuant to the terms, conditions and restrictions set forth in this Agreement and in the Company's 2005 Stock Incentive Plan (the "Plan"). In addition to the Base Restricted Shares, the Participant may vest as to an additional amount of shares (the "Incremental Restricted Shares") of Common Stock up to 60% of the amount of the Base Restricted Shares, also pursuant to the terms, conditions and restrictions set forth in this Agreement and the Plan. The Base Restricted Shares and the Incremental Restricted Shares are together referred to in this Agreement as the "Restricted Shares." Capitalized terms used in this Agreement and not otherwise defined shall have the same meaning as in the Plan.

2. Vesting Schedule.

Except as otherwise provided in paragraphs (b) through (d) of Section 3, the restrictions set forth in this Agreement shall lapse and the Base Restricted Shares and Incremental Restricted Shares shall vest in accordance with Schedule A attached hereto and incorporated herein; provided, that on each vesting date referenced in Schedule A, the Participant is, and has been at all times since the Award Date, an employee, officer or director of, or consultant or advisor to, the Company or any other entity the employees, officers, directors, consultants, or advisors of which are eligible to receive restricted stock awards under the Plan (an "Eligible Participant").

3. Forfeiture.

(a) Termination of Relationship with the Company. In the event that the Participant ceases to be an Eligible Participant for any reason other than those set forth in paragraphs (b) through (d) below after the First Vesting Date but before the Third Vesting Date, the Restricted Shares that have not previously vested shall be immediately forfeited to the Company. For the avoidance of doubt and notwithstanding the provisions of Section 9(b)(5) of the Plan, if a Participant's employment with the Company terminates for any reason (and regardless of whether a Change in Control Event has occurred) prior to the First Vesting Date, all Restricted Shares shall be forfeited at the time of employment termination.

(b)   Death or Disability. In the event that the Participant's employment with the Company or a Subsidiary is terminated by reason of death or "disability" (as defined below) after the First Vesting Date but before the Third Vesting Date, the Restricted Shares that have not previously vested shall vest 100% upon the date of such death or disability. For the purposes of this Agreement, a Participant shall be deemed to be "disabled" at such time as the Participant is receiving disability benefits under the Company's Long Term Disability Coverage, as then in effect.

(c)   Discharge by the Company other than for Cause. In the event that the Participant's employment with the Company is terminated by the Company other than for "Cause" (as defined in the Plan) or by the Participant for "Good Reason", in each case, within 18 months of a Change in Control Event, after the First Vesting Date but before the Third Vesting Date, the Restricted Shares that have not previously vested shall vest 100% upon the effective date of such termination.

(d)   Retirement. If the Participant "retires" from the Company after the First Vesting Date but before the Third Vesting Date, the Restricted Shares that have not previously vested shall vest 100% upon the effective date of such retirement, provided that the retirement date occurs at least one year after the Award Date. For the purposes of this Agreement, a Participant shall be deemed to have "retired" upon his or her resignation from employment with the Company either (i) after the age of 55 and the completion of 10 continuous years service to the Company comprising at least 20 hours per week or (ii) after the age of 60 and the completion of 5 continuous years service to the Company comprising at least 20 hours per week.

4.   Restrictions on Transfer.

The Restricted Shares may not be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of except by will or laws of descent and distribution unless and until such Restricted Shares shall have vested as provided in this Agreement and in the Plan. Notwithstanding the foregoing, the Company consents to the gratuitous transfer of the Restricted Shares that have not vested to or for the benefit of any immediate family member, family trust or family partnership established solely for the benefit of the Participant and/or an immediate family member; provided that with respect to such proposed transferee the Company would be eligible to use a Form S-8 for the registration of the sale of Common Stock constituting the Restricted Shares under the Securities Act of 1933, as amended; and provided further that such Restricted Shares shall remain subject to the terms and conditions of this Agreement (including without limitation forfeiture and restrictions on transfer) and the Company shall not be required to recognize any such transfer until such time as the Participant and the permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

5.   Escrow.

(a)   Appointment. The Participant irrevocably authorizes the Company to deposit with the Secretary of the Company (in such capacity, the "Escrow Agent") any certificates evidencing Restricted Shares, to be held by the Escrow Agent hereunder, and any additions and

substitutions to said Restricted Shares. For purposes of this Section 5, "Restricted Shares" shall be deemed to include any additional or substitute property. The Participant does hereby irrevocably constitute and appoint the Escrow Agent as his or her attorney-in-fact and agent for the term of this escrow to execute with respect to such Restricted Shares all documents necessary or appropriate to make such Restricted Shares negotiable and to complete any transaction herein contemplated. Subject to the terms of this Agreement, the Participant shall exercise all rights and privileges of a stockholder of the Company while the Restricted Shares are held by the Escrow Agent. The Participant shall, upon request of the Escrow Agent, deliver to the Escrow Agent a stock assignment duly endorsed in blank, in the form provided by the Company, and hereby instructs the Company to deliver to the Escrow Agent, on behalf of the Participant, the certificate(s) evidencing the Restricted Shares.

(b)   Withdrawal. The Participant shall have the right to withdraw from escrow any Restricted Shares that have vested (as provided in this Agreement).

(c)   Duties of Escrow Agent. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by him to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be personally liable for any act he may do or omit to do hereunder as Escrow Agent or as attorney-in-fact of the Participant while acting in good faith and in the exercise of his good judgment. The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties or by any other person or entity, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. If the Escrow Agent is uncertain of any actions to be taken or instructions to be followed, he may refuse to act in the absence of an order, judgment or decrees of a court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, he shall not be liable to any of the parties or to any other person or entity, by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction. The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder. It is understood and agreed that if the Escrow Agent believes a dispute has arisen with respect to the delivery and/or ownership or right of possession of the securities held by him hereunder, the Escrow Agent is authorized and directed to retain in his possession without liability to anyone all or any part of said securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but he shall be under no duty whatsoever to institute or defend any such proceedings. The Escrow Agent's rights and responsibilities as Escrow Agent shall terminate if he ceases to be Secretary of the Company, in which case the successor as Secretary of the Company shall become Escrow Agent hereunder.

6.   Restrictive Legends.

(a)   Legended Certificates. All certificates representing unvested Restricted Shares shall have affixed thereto legends in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

"THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE AND RESTRICTION ON TRANSFER) OF THE ISSUER'S 2005 STOCK INCENTIVE PLAN AND A RESTRICTED STOCK AGREEMENT BETWEEN THE ISSUER AND THE REGISTERED OWNER OF THESE SHARES (OR HIS OR HER PREDECESSOR IN INTEREST). COPIES OF SUCH PLAN AND AGREEMENT ARE AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE OFFICE OF THE SECRETARY OF THE ISSUER."

(b)   Book Entry. If unvested Restricted Shares are held in book entry form, the Participant agrees that the Company may give stop transfer instructions to the depository to ensure compliance with the provisions of this Agreement. The Participant hereby (i) acknowledges that the unvested Restricted Shares may be held in book entry form on the books of the Company's depository (or another institution specified by the Company), and irrevocably authorizes the Company to take such actions as may be necessary or appropriate to effectuate a transfer of the record ownership of any such shares that are unvested and forfeited hereunder, (ii) agrees to deliver to the Company, as a precondition to the issuance of any certificate or certificates with respect to unvested Restricted Shares, one or more stock powers, endorsed in blank, with respect to such shares, and (iii) agrees to sign such other powers and take such other actions as the Company may reasonably request to accomplish the transfer or forfeiture of any unvested Restricted Shares that are forfeited hereunder.

7.   Unrestricted Shares.

As soon as practicable following the vesting of any Restricted Shares the Company shall cause a certificate or certificates covering such shares, without the legend contained in Section 6(a) of this Agreement, to be issued and delivered to the Participant, subject to the payment by the Participant by cash or other means acceptable to the Company of any federal, state, local and other applicable taxes required to be withheld in connection with such vesting. The Participant understands that once a certificate has been delivered to the Participant in respect of Restricted Shares which have vested, the Participant will be free to sell the shares of Common Stock evidenced by such certificate, subject to applicable requirements of federal and state securities laws.

8.   Dividends and Voting Rights.

The Participant shall be entitled to any and all dividends or other distributions paid with respect to the Restricted Shares which have not been forfeited or otherwise disposed of and shall be entitled to vote any such Restricted Shares; provided, however, that any property (other than cash) distributed with respect to the Restricted Shares, including without limitation a distribution of shares of the Company's stock by reason of a stock dividend, stock split or otherwise, or a

distribution of other securities based on the ownership of Restricted Shares, shall be subject to the restrictions of this Restricted Stock Agreement in the same manner and for so long as the Restricted Shares remain subject to such restrictions, and shall be forfeited to the Company if and when the Restricted Shares are so forfeited.

9.   Withholding Taxes; Section 83(b) Election.

(a)   The Participant expressly acknowledges that the award of the Restricted Shares to the Participant or the vesting thereof will give rise to "wages" subject to withholding. The Participant expressly acknowledges and agrees that the Participant's rights hereunder are subject to the Participant's paying to the Company in cash (or by the delivery of previously acquired shares of Common Stock or by having the Company hold back from the shares to be delivered, shares of Common Stock having a Fair Market Value calculated to satisfy the withholding requirement) all federal, state, local and any other applicable taxes required to be withheld in connection with such award or vesting; provided, however, except as otherwise provided by the Board, the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). If the withholding obligation is not satisfied by the Participant promptly, the Participant acknowledges and agrees that the Company has the right (without further consent from the Participant) to deduct any federal, state or local taxes of any kind required by law to be withheld with respect to the award of the Restricted Shares to the Participant or the vesting thereof from payments of any kind otherwise due to the Participant (including but not limited to, the hold back from the shares to be delivered pursuant to Section 7 of this Agreement of that number of shares calculated to satisfy all such federal, state, local or other applicable taxes required to be withheld in connection with such award or vesting).

(b)   The Participant has reviewed with the Participant's own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement. The Participant understands that it may be beneficial in some circumstances to elect to be taxed at the time the Restricted Shares are awarded rather than when and as the restrictions thereon lapse by filing an election under Section 83(b) of the Code with the I.R.S. within 30 days from the date of award.

THE PARTICIPANT ACKNOWLEDGES THAT IT IS THE PARTICIPANT'S SOLE RESPONSIBILITY AND NOT THE COMPANY'S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b), EVEN IF THE PARTICIPANT REQUESTS THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON THE PARTICIPANT'S BEHALF.

10.   <u>No Right To Employment or Other Status</u>. The grant of an award of Restricted Shares shall not be construed as giving the Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with the Participant free from any liability or claim under the Plan or this Agreement, except as expressly provided herein.

11.   <u>Conflicts With Other Agreements</u>. In the event of any conflict or inconsistency between the terms of this Agreement and any employment, severance or other agreement between the Company and the Participant, the terms of this Agreement shall govern.

12.   <u>Governing Law</u>. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to any applicable conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

THERMO FISHER SCIENTIFIC INC.

By: _____

Title: _____

Address: _____

_____

_____

_____

[Name of Participant]

Address: _____

_____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.